Mail Stop 3561

April 8, 2008

Mr. Jeffrey I. Badgley, Co-Chief Executive Officer
Miller Industries, Inc.
8503 Hilltop Drive
Ooltewah, Tennessee 37363

> **Re:** **Miller Industries, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 13, 2008**
> **File No. 001-14124**

Dear Mr. Badgley:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2007

Front Cover

1.   Please note that the Commission File Number for your Form 10-K is 001-14124.
        Please revise future filings accordingly.

Management's Discussion & Analysis of Financial Condition and Results of Operations,
page 16
Liquidity and Capital Resources, page 20
Interest Rate Sensitivity, page 22
Quantitative and Qualitative Disclosures About Market Risk, page 23

2.   Your current disclosures regarding your exposure to interest rate risk do not
        comply with the requirements of Item 305 of Regulation S-K. To the extent
        material, please revise your disclosure in future filings regarding your exposure to
        interest rate risk to provide these disclosures in one of the formats outlined in Item
        305(a) of Regulation S-K.

Notes to the Consolidated Financial Statements, page F-7

3.   Please revise your notes in future filings to disclose the fact that the payment of
        dividends is restricted by the terms of your senior credit facility in accordance
        with Rule 4-08(e) of Regulation S-X.

Note 6. Commitments and Contingencies, page F-14

4.   We note from your disclosures at the top of page F-15 that the company has
        entered into arrangements with third party lenders where you have agreed, in the
        event of a default by the customer, to repurchase from the third-party lender
        company products repossessed from the customer. Please tell us how you have
        considered the provisions outlined in FIN 45 in accounting for such arrangements
        with third party lenders as the contracts appear to possess characteristics
        described in paragraph 3b of FIN 45 and why you believe your accounting
        treatment is appropriate. Please provide us with the accounting guidance which

supports your conclusions. We may have further comment upon receipt of your
response.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have
questions regarding comments on the financial statements and related matters. Please
contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief